LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2011	rpomerenk@luselaw.com

August 22, 2008

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Christian Windsor, Esq.

Mail Stop 4561

Re:	Campello Bancorp, Inc.:

Registration Statement on Form S-1, File No. 333-152391

Dear Mr. Windsor:

On behalf of Campello Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the Company’s responses to the Staff’s comment letter dated August 12, 2008, a copy of which is included in the courtesy copy of the Amended S-1 forwarded under cover of this letter. The Amended S-1 has been black-lined to reflect changes from the original filing.

1.    As requested in the comment, we have included the graphics and the map that will appear in the prospectus.

2.    We have confirmed with management of the Company that neither the Company nor any affiliate of the Company, including The Community Bank, has entered into any agreement, understanding, or has received any orders from its financial regulators concerning its operating condition, equity position, earnings, or loan losses or any other material financial or operating matter.

3.    The material weakness in the Company’s internal control over financial reporting resulted from the combined effect of deficiencies related to (i) ineffective credit review policies to ensure the timely receipt and analysis of current appraisals of loan collateral and borrower financial information, and (ii) ineffective monitoring of whether the allowance for loan loss methodology complied with current regulatory guidance. The first deficiency was noted because updated information regarding the fair value of collateral was not included in the Company’s files in all instances at renewal or extension dates for loans. The deficiency regarding the

Securities and Exchange Commission

August 22, 2008

monitoring of the allowance for loan losses was identified because the risk ratings for certain lending relationships did not accurately reflect the associated credit risk of the borrower and management had initially calculated the allowance without full consideration of known trends, classification levels and other qualitative environmental factors. Further, The Community Bank’s security committee charged with overseeing risk ratings did not receive a tracking report to allow it to confirm that all approved changes have been implemented. As a result of the operation of these deficiencies, there was a material error in the allowance for loan losses in the Company’s preliminary consolidated financial statements, which was corrected before the financial statements were finalized. Management of the Company has taken steps to improve its policies and procedures to remediate the material weakness, including (1) establishing more specific time lines and procedures to ensure updated information is collected to assess the fair value of collateral on a timely basis, especially at loan renewal and/or extension dates, and to ensure that risk ratings accurately reflect associated credit risk(s), and (2) refining the allowance for loan loss calculation to ensure appropriate consideration of known trends, classification levels, other qualitative environmental factors and FAS 114 impairment assessment(s). Further, management of the Company has put in place improved tracking reports for risk rating changes used to assess credit risk in determining the allowance for loan loss and is enhancing training programs for employees in the credit monitoring function. Finally, the loan review function(s) currently in place will be reviewed and monitored and may be enhanced by management personnel outside the loan department. The foregoing remediation efforts have been reviewed, considered and approved by the Bank’s security committee.

4.    The Company has made application for listing of the common stock on the Nasdaq Capital Market. The Company satisfies all of the objective criteria for listing, and management believes that the Nasdaq Capital Market will approve the listing application.

5.    The disclosure has been supplemented on page 2, as requested in the comment.

6.    The disclosure has been supplemented on page 6, as requested in the comment.

7.    As noted in the prospectus on page 6, the discount in the Company’s appraised value relative to the peer companies is based on the Company’s higher level of equity and lower earnings, on a pro forma basis. However, since the Company does not show a higher level of historical equity at all levels of the offering range, we have removed that reference in the disclosure. Moreover, we have supplemented the disclosure with additional factors that contributed to the discounted appraised value.

8.    The disclosure has been supplemented on page 6, as requested in the comment.

9.    The disclosure has been supplemented on pages 13 and 106, as requested in the comment.

Securities and Exchange Commission

August 22, 2008

10.    The disclosure has been revised on pages 15, 19, 29 and 123, as requested in the comment.

11.    As requested in the comment, an additional Risk Factor has been added at page 23 relating to the potential tax consequences associated with the subscription rights. However, as discussed with Justin Dobbie of the staff, management of the Company carefully considered the other subjects noted in the comment and concluded that no additional risk factors were warranted. In reaching this conclusion, management wished to limit discussion in the Risk Factors section to those risks related to a potential investment in the common stock of the Company. Management concluded that the subjects noted in the staff’s comment are amply discussed elsewhere in the prospectus but are not related to a potential investor’s investment decision on the common stock and the risks related to that decision. Specifically, the staff’s reference to limits on how many shares an investor may purchase are, strictly speaking, not a risk related to a potential investment in the common stock, and may not be a “risk” at all. If a subscriber’s stock order is not filled because of the purchase/priority limits of the conversion rules, that investor has not made an investment in the common stock and the Risk Factors are not relevant to him. With respect to the transferability of subscription rights and the revocability of subscription orders, management concluded that these subjects are relevant to the administration of the offering and are disclosed in numerous places in the prospectus, but are not a risk as it relates to an investment in the common stock itself. Finally, with respect to insider purchase commitments, we have added disclosure that there can be no assurance that the purchase commitments will be fulfilled (as requested in comment 9). However, the Company has every expectation that the purchase commitments by its officers and directors will be fulfilled. Further, we anticipate that a shortfall, if any, will be immaterial and does warrant inclusion in the Risk Factors section.

12.    As requested in the comment, the disclosure has been supplemented on page 18 to include an additional Risk Factor discussing the Company’s low return on equity and return on assets, compared to other publicly traded savings institutions. In addition, we have supplemented the Risk Factor on competition on page 19 to make reference to the impact of such competition on the Company’s ability to increase its core deposits.

13.    As requested in the comment, the disclosure has been supplemented on page 16 to add data on the allowance for loan losses at April 30, 2007. Management has reviewed this Risk Factor and believes that the risks related to the level of the allowance are adequately stated in the Risk Factor without supplement.

14.    The disclosure has been supplemented on page 17 to quantify the Company’s non-performing commercial real estate loans and commercial and industrial loans as a percentage of the Company’s total non-performing loans, as requested in the comment. Further,

Securities and Exchange Commission

August 22, 2008

the disclosure has been supplemented to address the potential impact of current economic trends on this lending segment. The non-performing commercial loans are discussed in detail on pages 67 through 70.

15.    The disclosure has been revised and supplemented on pages 22 and 23, as requested in the comment.

16.    The disclosure has been supplemented on page 28, as requested in the comment.

17.    We have corrected the percentages in the line items “return on assets” and “return on equity” in the table on page 38.

18.    We refer the staff to the Company’s response to comment 14. Please note the Company is developing a section on Recent Developments (for the period at and for the three-months ended July 31, 2008), which will be filed in a pre-effective amendment, and will include discussion therein of any known trends dealing with the health of this segment.

19.    The Company has no current plans to increase its core deposits through branch acquisitions or expansion of its service area. As requested in the comment, the disclosure has been supplemented on page 43 to discuss management’s strategy for increasing core deposits.

20.    The disclosure has been supplemented on page 52, as requested in the comment.

21.    The disclosure has been supplemented on page 102, as requested in the comment.

22.    The disclosure has been supplemented on page 105, as requested in the comment.

23.    The disclosure has been supplemented on page 115, as requested in the comment.

24.    The disclosure has been revised on page 117 to remove the reference to “selected members of the general public.”

Securities and Exchange Commission

August 22, 2008

25.    The $17.7 million loans referred to in the comment were sold by the Company from investment portfolio loans and were not transferred to the held for sale portfolio. These loans were originated in prior years and had been held in the loan investment portfolio since origination as the Company had determined at origination that its intent was to hold such loans for the foreseeable future or until maturity or payoff.

26.    For the fixed rate conventional one- to four-family mortgage loans that the Company originates with terms of 15 years or more, the Company determines at origination that it has the intent and the ability to hold these loans for the foreseeable future or until maturity or payoff based on the characteristics of the individual loans and the historical patterns of its sale activity. The Company generally classifies all such loans at origination within the investment loan portfolio (not as held for sale), as the Company does not utilize any forward commitments, does not sell into the mortgage-backed securities market, and does sell through the FNMA cash window, which requires the loans to have been closed and recorded on the Company’s general ledger. Generally, in the past few years, the Company has sold most fixed rate mortgage loans with 20, 30, or 40 year terms that meet FNMA requirements or guidelines. The fixed rate mortgage loans with 15 year terms or longer that were sold during fiscal year 2008 were generally all originated in fiscal year 2005 or in prior fiscal years, and were sold due to favorable market conditions. Thus, the remaining fixed rate mortgage loans that the Company originated with terms of 15 years or more that remain within the investment portfolio (not as held for sale) are generally 15 year fixed rate mortgages and other longer term mortgages (i.e., 20, 30, or 40 years) that do not meet the FNMA guidelines.

•

At subsequent reporting dates, the Company has determined whether it maintains the intent and ability to hold these loans for the foreseeable future or until maturity or payoff based on its intent at such subsequent reporting dates, in light of any subsequent sales that may have occurred, as this would indicate that the Company does not have the intent to hold those loans at period end, or any change in ability to hold until maturity or payoff that may occur. Any loans that the Company no longer had the intent or ability to hold were transferred to the held-for-sale classification at lower of cost or market per paragraph 8(c) of SOP 01-06. As of April 30, 2008, the loans held for sale were reported separately on the balance sheet based upon those considerations.

•

As of April 30, 2008, the amount of fixed rate one-to four-family mortgage loans with terms of 15 years or more in the held-for-investment portfolio was $55.8 million and the amount of fixed rate one-to four-family mortgage loans with terms of 15 years or more in the held for sale portfolio was $4.2 million.

•	The amount of fixed rate one-to four-family mortgage loans with terms of 15 years or more included in nonperforming assets at April 30, 2008 was $520,744.

27.    The exhibit has been revised, as requested in the comment.

Securities and Exchange Commission

August 22, 2008

28.    The exhibit has been revised, as requested in the comment.

29.    We confirm that the opinion will be rendered as of the date of effectiveness of the registration statement, and the exhibit has been revised, as requested in the comment.

30.    The exhibit has been revised, as requested in the comment.

*    *    *    *    *

We trust the foregoing is responsive to the staff’s comments. The Company wishes to have its registration statement declared effective as soon as possible. We, therefore, request that the staff advise the undersigned at (202) 274-2011 or Kent M. Krudys of this office at (202) 274-2019 as soon as possible if it has any further comments.

Respectfully,

/s/ Robert B. Pomerenk

Robert B. Pomerenk

Enclosures

cc:	Justin Dobbie, Esq.

Chris Harley, CPA

David Irving, CPA

David W. Curtis, President and Chief Executive Officer

Kent M. Krudys, Esq.